A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY

SHORT HILLS, NEW JERSEY 07078-2703

973.379.4800

Fax 973.379.7734

www.buddlarner.com

February 12, 2015

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”)

Form 20-F for Fiscal Year Ended March 31, 2014 filed June 26, 2014

Form 6-K for the quarter ended September 30, 2014 filed November 14, 2014

Letter from Securities and Exchange Commission dated January 30, 2015

File No. 001-15182

Dear Mr. Rosenberg:

This firm serves as outside United States legal counsel to Dr. Reddy’s. We set forth below responses on behalf of Dr. Reddy’s to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 30, 2015 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2014 (the “2014 Form 20-F”) and Form 6-K for the quarter ended September 30, 2014. For your convenience, your comments have been restated below in italics, followed by Dr. Reddy’s responses thereto.

Form 20-F for the fiscal year ended March 31, 2014

Proprietary Products Segment

Pipeline status, page 49

1.	We noted that your research and development expenses have increased significantly from prior periods. Under this heading you name research and development projects that are underway. For projects that you disclose are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, please tell us the following about each project, even if the R&D expenses incurred on the project has not been material, in order to provide insight into expected effects on future operations, financial position or liquidity. Please include:

•	A description of the nature and its indication;

•	Significant patents associated with the project and their expiration dates as well as other information about the exclusivity period related to the project;

•	Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons; and

•	Future expected milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency if it can be reliably determined. If the extent and timing of these future events cannot be reliably determined, please tell us the facts and circumstances that prevent their determination.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 12, 2015

Response: The Staff’s comments are duly noted.

During the year ended March 31, 2014, the Company incurred an amount of Rs.12,402 million on research and development costs. Of the total expenditure on research and development, as mentioned on page 73 of the 2014 Form 20-F, approximately 62% of such expenditures were incurred for the development of bio-equivalent products and the other 38% were incurred for innovative and bio-pharmaceutical research.

Innovative research and development is carried out in the Company’s Proprietary Products business and includes discovery and development of Differentiated Formulations and New Chemical Entities (“NCEs”). The Company’s Differentiated Formulations business focuses on meeting unmet and under-met medical needs by investigating new dosage forms and indications for existing medicines as well as new combination products and technologies that improve safety and/or efficacy by improving pharmacokinetics. The Company’s NCE research and development focuses on discovery, development and commercialization of novel small molecule agents in therapeutic areas such as anti-infectives, metabolic disorders, and pain and inflammation.

The information contained on page 49 of the 2014 Form 20-F under the heading “Pipeline status” includes the details of such Differentiated Formulations and NCEs.

Beginning with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2015, the Company proposes to include the relevant information sought by the Staff for its Phase III programs. Such information for two of the Company’s Differentiated Formulations which are currently in Phase III is given below.

Compound	DFP-02	DFD-01
Therapeutic Area	Migraine	Psoriasis

Indication	A nasal formulation for treatment of patients suffering from migraines with or without aura	For treatment of moderate plaque psoriasis affecting up to 20% body surface area (BSA) in patients 18 years of age or older.

Significant developments during the period	Pivotal BE Studies were completed. Patient safety study initiated.	Two Phase III studies were initiated.

Significant patents associated with the compound	Patents (including those granted to the development partner) expiring in: USA - 2026; Australia and New Zealand - 2029 and South Africa - 2030. Patent applications are pending in certain other countries.	No patents granted. Patent applications are pending in certain countries.

Current status/expected NDA filing**	Phase III / 2016*	Phase III / 2015

*	Subject to FDA concurrence on outstanding questions related to certain pre-clinical studies
**	The timelines for expected filing may change due to various factors, including outcome of Phase III studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (ISS/ISE), outcome of stability data, internal re-prioritization of portfolio, etc.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 12, 2015

Form 6-K for the quarter ended September 30, 2014

Item 3. Liquidity and capital resources, page 43

2.	Please explain to us why days’ sales outstanding at September 30, 2014 increased to 97 days from 93 days at June 30, 2014 and 86 days at March 31, 2014. We noted in your previous response dated May 6, 2013 you indicated that the average DSO generally ranged between 80-90 days and a change of more than 10 days is considered significant.

Response: The Staff’s comments are duly noted.

The Company typically offers credit periods ranging from 20 days to 120 days to its various customers across its key markets, depending on the line of business, geographic location of the customer as well as other relevant factors such as the customer’s credit profile and payment history. Whenever there is an increase or decrease in the proportion of sales to customers which are offered longer credit periods by the Company, there is also a corresponding increase or decrease in its average days’ sales outstanding (“DSO”).

The Company’s DSO has typically ranged between 80 and 90 days in recent years. However, beginning in April 2014, there has been an increase in the proportion of sales made to customers within the United States having a longer credit period as compared to other customers within the United States, which has led to an increase in the overall DSO of the Company.

The Company explained the increase in DSO as on June 30, 2014 (93 days) as compared to that of March 31, 2014 (86 days) on page 38 of its Form 6-K for the quarter ended June 30, 2014 as below:

“The increase in DSO during the three months ended June 30, 2014 was primarily on account of an increase in the proportion of sales made to the customers with longer credit period in the United States.”

The increase in DSO to 97 days as on September 30, 2014 as compared to 86 days as on March 31, 2014, was also primarily due to such reason - an increase in the proportion of sales made to customers in the United States having a longer credit period as compared to other customers.

As the Company mentioned in its response letter to the Staff dated May 6, 2013, a change in DSO of more than 10 days is considered significant by the Company. For this purpose, the Company typically compares the DSO as at the end of a given quarter to the DSO as at the end of the prior quarter. Since the DSO increase from June 30, 2014 (93 days) to September 30, 2014 (97 days) was not considered significant, no further explanation was provided in the Company’s Form 6-K for the quarter ended September 30, 2014.

Going forward, in its interim financial reporting for fiscal quarters, the Company will additionally explain any significant changes in DSO as compared to the end of the most recent fiscal year.

*    *    *    *    *

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 12, 2015

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.

Respectfully submitted,

/s/ James F. Fitzsimmons, Esq.

James F. Fitzsimmons, Esq.

cc:	Saumen Chakraborty (Dr. Reddy’s)

M V Narasimham (Dr. Reddy’s)

Vijay Hurgat (Dr. Reddy’s)

Jonathan Gray, Esq. (Budd Larner)